                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)


                             BOSTONFED BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK ($.01 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   101178-10-1
                ------------------------------------------------
                                 (CUSIP Number)


      LAWRENCE M.F. SPACCASI, ESQ.       JOHN A. SIMAS, EXECUTIVE VICE PRESIDENT
     MULDOON MURPHY & FAUCETTE LLP               BOSTONFED BANCORP, INC.
      5101 WISCONSIN AVENUE, N.W.           17 NEW ENGLAND EXECUTIVE PARK
        WASHINGTON, D.C. 20016             BURLINGTON, MASSACHUSETTS 01830
                                                    (781)-273-0300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MARCH 1, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP NO.  101178-10-1                     Page    2   OF   9   PAGES
          -------------------                    ------    -----
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DAVID F. HOLLAND
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                        (b)|_|
              N/A
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              PF; SC; OO; BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

              N/A
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF     7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY         13,000 (NOT INCLUDING 160,000 SHARES SUBJECT TO OPTIONS)
     OWNED BY   ----------------------------------------------------------------
       EACH        8    SHARED VOTING POWER
     REPORTING
      PERSON            83,883
       WITH     ----------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        2,903 (NOT INCLUDING 160,000 SHARES SUBJECT TO OPTIONS)
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        93,980
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         256,883 (INCLUDING 160,000 SHARES SUBJECT TO OPTIONS)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
              N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 101178-10-1
          -----------


SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      THIS SCHEDULE 13D RELATES TO SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OF BOSTONFED BANCORP (THE "BOSTONFED"), A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE AND THE HOLDING COMPANY FOR BOSTON FEDERAL SAVINGS BANK AND BROADWAY NATIONAL BANK. THE PRINCIPAL EXECUTIVE OFFICE OF BOSTONFED IS LOCATED AT 17 NEW ENGLAND EXECUTIVE PARK, BURLINGTON, MASSACHUSETTS 01803.


ITEM 2.     IDENTITY AND BACKGROUND

      If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).


      (a)   Name;

            THIS STATEMENT IS BEING FILED ON BEHALF OF DAVID F. HOLLAND.


      (b)   Residence or business address;

            MR. HOLLAND'S BUSINESS ADDRESS IS 17 NEW ENGLAND EXECUTIVE PARK BURLINGTON, MASSACHUSETTS 01803.


      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

            MR. HOLLAND IS THE CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS OF BOSTONFED, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS OF BOSTON FEDERAL SAVINGS BANK AND CHAIRMAN OF THE BOARD OF DIRECTORS OF BROADWAY NATIONAL BANK. BOSTON FEDERAL SAVINGS BANK AND BROADWAY NATIONAL ARE WHOLLY OWNED SUBSIDIARIES OF BOSTONFED AND HAVE THE SAME PRINCIPAL EXECUTIVE OFFICE AS BOSTONFED.

CUSIP NO. 101178-10-1
          -----------


      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

            NONE.


      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

            NONE.

      (f)   Citizenship.


            MR. HOLLAND IS A UNITED STATES CITIZEN.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

      MR. HOLLAND ACQUIRED 96,883 SHARES WITH PERSONAL AND FAMILY FUNDS, A BANK LOAN AND ISSUER FUNDS IN THE FORM OF: (1) RESTRICTED STOCK GRANTS AWARDED TO MR. HOLLAND UNDER THE BOSTONFED BANCORP, INC. 1996 STOCK-BASED INCENTIVE PLAN ("INCENTIVE PLAN"); (2) PERIODIC ALLOCATIONS MADE TO MR. HOLLAND UNDER THE BOSTON FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN; AND (3) MATCHING CONTRIBUTIONS MADE TO MR. HOLLAND'S ACCOUNT UNDER THE EMPLOYEES' SAVINGS & PROFIT SHARING PLAN.

      MR. HOLLAND IS ALSO DEEMED TO BENEFICIALLY OWN 160,000 SHARES UNDERLYING OPTIONS THAT WERE GRANTED TO HIM UNDER THE INCENTIVE PLAN. OPTIONS FOR 128,000 SHARES HAVE VESTED AND ARE CURRENTLY EXERCISABLE. OPTIONS FOR 32,000 SHARES WILL VEST ON APRIL 30, 2001 AND ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 1, 2001.

CUSIP NO. 101178-10-1
          -----------


ITEM 4.     PURPOSE OF TRANSACTION

      State the purpose or purposes of the acquisition of securities of the issuer.

      ALTHOUGH THE SHARES COVERED BY THIS STATEMENT ARE BEING HELD FOR INVESTMENT PURPOSES, IN HIS CAPACITY AS CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS OF BOSTONFED, MR. HOLLAND IS CONSIDERED A CONTROL PERSON OF BOSTONFED. DEPENDING UPON A CONTINUING ASSESSMENT AND UPON FUTURE DEVELOPMENTS, MR. HOLLAND MAY DETERMINE FROM TIME TO TIME OR AT ANY TIME TO PURCHASE ADDITIONAL SHARES OF BOSTONFED OR SELL OR OTHERWISE DISPOSE OF SOME OF THE SHARES. OTHER THAN IN HIS CAPACITY AS CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS OF BOSTONFED, MR. HOLLAND HAS NO PLANS WHICH RELATE TO OR WOULD RESULT IN ANY OF THE ACTIONS DESCRIBED IN ITEM 4(A)-(J).

      Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

            NONE.(1)


      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            NONE.(1)


      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            NONE.(1)

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            NONE. THE BOARD OF DIRECTORS MAY FILL ANY VACANCY ON THE BOARD OF DIRECTORS AND, FROM TIME TO TIME, MAY ADD TO OR REDUCE THE NUMBER OF DIRECTORS SUBJECT TO THE PROVISIONS OF THE CERTIFICATE OF INCORPORATION OR BYLAWS OF BOSTONFED. MR. HOLLAND'S INFLUENCE IN THE COMPOSITION OF THE BOARD IS MADE THROUGH HIS ROLE AS CHAIRMAN AND A MEMBER OF THE BOARD OF DIRECTORS, AND NOT AS 5% SHAREHOLDER OF THE BOSTONFED.(1)


      (e) Any material change in the present capitalization or dividend policy of the issuer;

            NONE.(1)

CUSIP NO. 101178-10-1
          -----------



      (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            NONE.(1)


      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            NONE.(1)


      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            NONE.(1)


      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            NONE.(1)


      (j)   Any action similar to any of those enumerated above.

            NONE.(1)


   (1)NOTWITHSTANDING HIS RESPONSE WITH RESPECT TO HIS ACTIONS AS A STOCKHOLDER, MR. HOLLAND WILL EXERCISE HIS DUTIES AS CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD OF BOSTONFED WITH REGARD TO ACTIONS THAT MAY IMPACT THESE MATTERS.

CUSIP NO. 101178-10-1
          -----------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

            MR. HOLLAND BENEFICIALLY OWNS 256,883 SHARES, 160,000 SHARES OF WHICH ARE SUBJECT TO OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS FROM MARCH 1, 2001. MR. HOLLAND'S BENEFICIAL OWNERSHIP REPRESENTS 5.4% OF THE COMMON STOCK OF THE BOSTONFED, BASED UPON 4,617,582 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 12, 2001 (THE DATE OF BOSTONFED'S MOST RECENT PRESS RELEASE STATING THE NUMBER OF SHARES OUTSTANDING) PLUS THE NUMBER OF SHARES OF COMMON STOCK WHICH MR. HOLLAND HAS THE RIGHT TO ACQUIRE WITHIN 60 DAYS BY EXERCISING SUCH OPTIONS.


      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

            MR. HOLLAND HAS SOLE VOTING POWER WITH RESPECT TO 13,000 SHARES, WHICH ARE UNVESTED RESTRICTED STOCK AWARDS GRANTED TO HIM UNDER THE INCENTIVE PLAN.

            MR. HOLLAND HAS SHARED VOTING POWER WITH RESPECT TO: (1) 68,710 SHARES, WHICH HE HOLDS JOINTLY WITH HIS SPOUSE; (2) 12, 270 SHARES WHICH WERE ALLOCATED TO HIM UNDER THE BOSTON FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN; (3) 2,903 SHARES WHICH ARE HELD IN TRUST UNDER THE BOSTON FEDERAL SAVINGS BANK EMPLOYEES' SAVING AND PROFIT SHARING PLAN.

            MR. HOLLAND HAS SOLE DISPOSITIVE POWER WITH RESPECT TO THE 2,903 SHARES.

            MR. HOLLAND HAS SHARED DISPOSITIVE POWER WITH RESPECT TO THE: (1) 68,710 SHARES, WHICH HE HOLDS JOINTLY WITH HIS SPOUSE; (2) 12,270 SHARES WHICH WERE ALLOCATED TO HIM UNDER THE BOSTON FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN; AND (3) 13,000 SHARES OF RESTRICTED STOCK AWARDS THAT WILL NOT VEST UNTIL APRIL 15, 2001.

CUSIP NO. 101178-10-1
          -----------


      (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

            NONE, OTHER THAN SHARES ACQUIRED PURSUANT TO EMPLOYEE BENEFIT PLANS OUTSIDE OF MR. HOLLAND'S CONTROL. THIS FILING WAS TRIGGERED BY THE VESTING OF OPTIONS TO ACQUIRE 32,000 SHARES.


      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            NONE.

      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

            N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

            NONE, OTHER THAN THE PROVISIONS OF THE EMPLOYEE BENEFIT PLANS WHICH APPLY TO SOME OF HIS SHARES, WHICH PLANS HAVE BEEN FILED BY BOSTONFED.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any Proxy as disclosed in Item 6.


      NONE.

CUSIP NO. 101178-10-1
          -----------


SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 1, 2001                             /s/ David F. Holland
------------------------                  ------------------------------------
Date                                      David F. Holland






      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).